

Mail Stop 3561

September 29, 2009

Mr. James A. Egide
Global Pari-Mutuel Services, Inc.
1231 West Honeysuckle Lane
Chandler, AZ 85248

> **Re: Global Pari-Mutuel Services, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 1, 2009**
> **Form 10-Q for the quarter ended March 31, 2009**
> **Filed May 6, 2009**
> **Form 10-Q for the quarter ended June 30, 2009**
> **Filed August 18, 2009**
> **File No. 0-32509**

Dear Mr. Egide:

We have reviewed your response letter dated September 17, 2009 and have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 6 – Agreement with Global Financial Solutions Holdings, Ltd., page F-15

1.   We note your response to comment three from our letter dated September 4, 2009 and appreciate the information you have provided to us. To help us better understand your conclusion that you should consolidate RTCA, please respond to the following additional comments:

- We understand from your response that the operating agreement for RTCA specifies that each of you and GFS should elect one director to the Board of Directors, which shall be maintained at two persons unless the shareholders otherwise determined. We also understand from your response that to date, GFS has not elected an individual to serve on the Board, leaving you with full control of the Board. Please help us better understand GFS's rights and obligations related to the Board. Specifically:

- o Did the shareholders vote and approve that the Board should be limited to one individual appointed by you for a specified period of time, did you and GFS reach a written agreement concerning this matter, or has GFS verbally informed you that they are declining to exercise their right to elect a director?

- o Are there any restrictions that GFS would face if they decided tomorrow to exercise their right to elect a director?

- o What process would GFS have to go through if they decided tomorrow to exercise their right to elect a director?

- o If GFS elected a director, would their director have equal power with your director in making operating and capital decisions for RTCA?

- o If GFS elected a director, would they face any restrictions if they subsequently decided that they wanted to return to not having representation on the Board? In other words, could they theoretically have no representation on the Board this year, control 50% of the Board next year, and then return to having no representation on the Board the following year, and what processes would they have to go through to do this?

- If GFS elected a director, explain to us in detail whether and how that would impact your analysis of whether you should continue to consolidate RTCA. As part of your analysis, your response should explain the level of control over operating and capital decision held by the Manager of RTCA's operations. In this regard, we note your statement that the Manager shall remain within the general direction and supervision of the Board, and we are asking you to explain in more detail the powers held by the Board versus the powers held by the Manager, both in general and specifically related to budgetary decisions, operating decisions, and policies and procedures.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief